Mail Stop 3561

April 29, 2008

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard, Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Supplemental Response**
> **Filed February 1, 2008**
> **Form 8-K/A**
> **Filed August 29, 2007**
> **File No. 000-50468**

Dear Mr. Erfurth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed August 29, 2007

Exhibit 99.1 – Modern City Entertainment, LLC Financial Statements

General

1. Per the disclosure included in your Form 10-KSB for fiscal year ended March 31, 2007, we note that the reverse acquisition with Modern City Entertainment LLC was not consummated until December 12, 2007. As such, please provide updated interim

financial statements for Modern City Entertainment LLC (e.g. through the interim period ended September 30, 2007). Refer to Item 310(c) of Regulation S-B.

Notes to Financial Statements

Note 5 – Deferred Compensation, page 10

2. In February 2007, you issued 10,000,000 Class A units to officers and consultants which were valued at $500,000. It appears that you have recorded the issuance of these units as an asset that is being amortized over a three year vesting period. As it relates to the units issued to officers, tell us how your accounting treatment (i.e. recording a deferred compensation asset) is consistent with the provisions of SFAS 123(R). Please advise or revise.

Exhibit 99.2 – Unaudited Pro Forma Consolidated Financial Statements

General

3. Please revise to provide pro forma statements of income for the most recent fiscal year and interim period for which financial statements are presented and a pro forma balance sheet as of the date of the most recent balance sheet presented (e.g. for the interim period ended September 30, 2007). Refer to Item 310(d) of Regulation S-B.

4. Based on your disclosed pro forma adjustments, it appears you plan to record this transaction as a business combination (e.g. record an extraordinary gain). Please note that this transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Because Modern City Entertainment LLC is the acquirer for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of Modern City Entertainment LLC, adjusted for any transaction costs. The accumulated deficit of Modern City Entertainment, Inc. at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. The financial statements for periods prior to the merger should be those of Modern City Entertainment LLC (presented in conformity with US GAAP) and should be retroactively restated to give effect to the merger. Please revise your pro forma financial statements accordingly and provide appropriate disclosure describing the transaction and the related accounting treatment.

Exchange Act Reports

5. As it relates to your response to our prior comment 2, please file your delinquent

William Erfurth
Modern City Entertainment, Inc.
April 29, 2008
Page 3

      periodic report (i.e. Form 10-QSB for the period ended December 31, 2007) immediately or tell us when this report will be filed.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Emerging Growth Companies